BDO

Tel: 604 688 5421
Fax: 604 688 5132
www.bdo.ca

BDO Canada LLP
600 Cathedral Place
925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca
05-15940

August 16, 2010

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Saskatchewan Securities Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 4H2

The Manitoba Securities Commission
500-400 St. Mary Avenue
Winnipeg MB R3C 4K5

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Nova Scotia Securities Commission
2nd Floor, 1690 Hollis Street
Halifax, NS B3J 3J9

Toronto Stock Exchange
650 West Georgia Street
Suite 2700
Vancouver, BC V6B 4N9

Dear Sirs:

Re: Change of Auditor of Mercator Minerals Ltd. (the "Company")

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated August 16, 2010 given by the Company to ourselves and KPMG LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

(signed) "BDO CANADA LLP"

Chartered Accountants
DDJ/sh